UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026
Commission file number: 001-38203
Mynd.ai, Inc.

(Exact name of Registrant as specified in its charter)
Not applicable

(Translation of Registrant’s name into English)

Maples Corporate Services Limited,
PO Box 309,
Ugland House,
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Yes Form 40-F ☐ No

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard
On May 18, 2026, Mynd.ai, Inc. (“Mynd” or the “Company”) (NYSE American: MYND) received a notice (the "Notice") from the New York Stock Exchange Regulation (the “NYSE”) indicating that the Company is not in compliance with NYSE American LLC's ("NYSE American") continued listing requirements due to its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2025 (the "Form 20-F") with the U.S. Securities and Exchange Commission (the “SEC”). The Company has a six-month cure period to file the Form 20-F and regain compliance.
On May 22, 2026, the Company issued a press release announcing receipt of the delinquency notice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Forward-Looking Statements
Certain statements made in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this press release to identify forward-looking statements, including statements regarding the Company’s ability to file its Form 20-F. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.
EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release dated May 22, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

	By:	/s/ Arthur Giterman
	Name:	Arthur Giterman
Date: May 22, 2026	Title:	Chief Executive Officer & Chief Financial Officer